UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                            (Amendment No. 1)*

                 Under the Securities Exchange Act of 1934

                              Osmonics, Inc.
                             (Name of Issuer)

                  Common Stock, $.01 Par Value Per Share
                      (Title of Class of Securities)

                                688350 10 7
                              (CUSIP Number)

                                      Russell F. Lederman, Esq.
       Charles W. Palmer         Maslon Edelman Borman & Brand, PLLP
  6882 East Russet Sky Drive             3300 Norwest Center
     Scottsdale, AZ  85262          Minneapolis, Minnesota 55402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         Various dates since 10/93
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                               SCHEDULE 13D


CUSIP No. 688350 10 7

1.  Name of Reporting Persons
S.S. or I.R.S. Identification No. of Above Persons

CHARLES W. PALMER
    S.S. No.  ###-##-####


2.  Check the Appropriate Box if a Member of a Group*
               (a)
               (b)


3.  SEC Use Only



4.  Source of Funds*

PF


5. Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

USA

Number of Shares beneficially owned by each reporting person with:

7.  Sole Voting Power

907,780

8.  Shared Voting Power

0

9.  Sole Dispositive Power

907,780

10. Shared Dispositive Power

0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

907,780

12. Check Box if the Aggregate amount in Row (11) Excludes Certain Shares*

13. Percent of Class Represented by Amount in Row (11)

6.4%

14. Type of Reporting Person*

IN

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Item 1.  Security and Issuer.

     This Amendment No. 1 ("Amendment No. 1") dated February 12, 1997 to the Statement on Schedule 13D dated November 30, 1993 (as amended, the
"Schedule 13D") relates to the Common Stock, $.01 par value per share (the "Common Stock") of Osmonics, Inc., a Minnesota corporation (the "Issuer").

     The name and address of the principal executive offices of the Company is:
                    Osmonics, Inc.
                    5951 Clearwater Drive
                    Minnetonka, MN   55343

Item 2.  Identity and Background.

     (a) This statement relates to Charles W. Palmer, whose principal address is 6882 East Russet Sky Drive, Scottsdale, Arizona 85262.

     (b) During the last five years, Mr. Palmer has not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     (c) During the last five years, Mr. Palmer has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Shares of Autotrol corporation common stock converted in the merger with a wholly-owned subsidiary of the Company (the "Merger").

Item 4.  Purpose of Transactions.

     Investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a) Charles W. Palmer is the direct beneficial owner of 907,780 shares of Common Stock of the Issuer (the "Shares") (which includes the right to acquire 3,000 shares) or approximately 6.4% of the Company s issued and outstanding Common Stock.

     (b) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

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     (c)  Listed below are all transactions in the Issuer s Common Stock effected by the Reporting Persons after their original Schedule 13D filing:




Type of                       Number of      Price per
Transaction   Trade Date       Shares          Share

Stock Split   03/21/1994       376,593       N/A
Sell          06/09/1995        75,000       16.875
Gift          06/1995          100,000       N/A
Gift          12/1996           50,000       N/A


     (d)  Not applicable.

     (e) Not applicable. The Reporting Person still beneficially owns more than five percent of the Issuer s outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Palmer is a director of the Company.

Item 7.  Material to be Filed as Exhibits.

     None



                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 12, 1997



                                  By /s/  Charles W. Palmer
                                          Charles W. Palmer